BOX OPTIONS

June 30, 2020

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 37 to Form l

Dear Ms. Kim:

Enclosed for filing is Amendment No. 37 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and complete Exhibits D, I, K, M, and N pursuant to Exchange Act Rule 6a-2(b).[1]

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 37.

This Amendment No. 37 has been signed electronically and is being filed without notarization based upon relief from Commission staff and difficulties arising from COVID-19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

L. J. Fall

Lisa J. Fall
President

cc: Johnna Dumler
Glen R. Openshaw, Esq.

Enclosures

[1] 17 C.F.R. § 240.6a-2(b).

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/30/2020	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110

20012318

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/2020 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: L.J. Fall (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ________________ (Notary Public)

My Commission expires _______________ County of _________________ State of ________________________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

BOX EXCHANGE LLC

AMENDMENT No. 37
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 37. The Form 1 application is not being modified in any respect other than to the extent set forth below.

<u>Amendment to:</u>

<u>Exhibit D</u>

Request:
For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit D as set forth below.

Response:

2019 financial information is provided for the entities set forth below. Financial information for the Exchange is included in Exhibit I. Financial information for Foreign Indirect Affiliates, as defined in Exhibit C, is not included.

1. Exhibit D-1, BOX Holdings Group LLC

2. Exhibit D-2, BOX Options Market LLC. Please be advised that in the past BOX has provided the audited financial statements for BOX Options Market LLC, but due to unprecedented circumstances there is a delay in receiving the audited financial statements. Included here are the unaudited 2019 financial statements, and BOX will supplement with the audited financial statements once available.

3. Exhibit D-3, TMX Group Limited

4. Exhibit D-4, Bourse de Montréal Inc.

5. Exhibit D-5, MX US 1, Inc.

6. Exhibit D-6, MX US 2, Inc.

Exhibit D-1 – BOX Holdings Group LLC

BOX HOLDINGS GROUP LLC
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019
UNAUDITED

Revenues:	
Transaction fees, net of VPR discount	$ 9,253,932
Non-transaction fees	7,755,675
Options Price Reporting Authority (OPRA) income	1,714,805
Other income	1,268,941
Total Revenues	**19,993,352**
Expenses:	
Professional services	7,520,915
Employee costs	4,791,602
Depreciation and amortization	2,274,171
Communications & data processing	691,398
Rent of facilities	436,582
Office-related	469,897
Other	315,558
Total Expenses	**16,500,123**
Operating Income	**3,493,229**
Interest Income	30,000
Net Income	**$ 3,523,229**

BOX HOLDINGS GROUP LLC
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2019
UNAUDITED

ASSETS		
Current Assets:		
Cash	$	13,186,657
Accounts receivable		11,063,601
Note receivable - current		1,000,000
Other current assets		753,849
Total Current Assets		26,004,107
Fixed Assets, Net of Accumulated Depreciation:		
Computer equipment, software and leasehold improvements		4,911,143
TOTAL ASSETS		**30,915,250**
LIABILITIES		
Current Liabilities:		
Accounts payable & accrued expenses		1,096,118
Payable to related parties		1,713,532
Current portion of deferred rent		7,146
Total Current Liabilities		2,816,796
Long Term Liabilities:		
Deferred rent, non-current		96,303
TOTAL LIABILITIES		**2,913,099**
TOTAL MEMBERS' EQUITY		**28,002,151**
TOTAL LIABILITIES & MEMBERS' EQUITY	**$**	**30,915,250**

Exhibit D-2 – BOX Options Market LLC

BOX Options Market LLC

Financial Statements
Year Ended December 31, 2019

BOX Options Market LLC

Financial Statements
Year Ended December 31, 2019

BOX Options Market LLC

Contents

Financial Statements *(in thousands of U.S. dollars)*

Financial Statements (in thousands of U.S. dollars)

BOX Options Market LLC

Balance Sheet

(in thousands of U.S. dollars)

December 31, 2019		
Assets		
Current Assets:		
Cash	$	12,505
Accounts receivable, net of allowance of $54		10,660
Note receivable from BOX Options Exchange LLC, bearing interest at a rate of 3%, due December 2020		1,000
Other current assets		759
Total Current Assets		24,924
Computer Equipment, Software and Leasehold Improvements, net (Note 3)		4,573
Total Assets	$	29,497
Liabilities and Member's Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$	2,026
Payable to related parties (Note 6)		605
Current portion of deferred rent		-
Total Current Liabilities		2,631
Long-term Liabilities:		
Deferred rent		96
Total Liabilities		2,727
Member's Equity:		
Member's contributions		27,563
Contributed surplus		9,120
Accumulated dividend distributions		(65,549)
Accumulated earnings		55,636
Total Member's Equity		26,770
Commitments (Note 5)		
Total Liabilities and Member's Equity	$	29,497

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Income

(*in thousands of U.S. dollars*)

Year ended December 31, 2019		
Revenues:		
Transaction fees, net of $4,164 recognized for volume performance rights plan (Note 11)	$	9,254
Non-Transaction fees		6,433
Options Price Reporting Authority (OPRA) income		1,715
Other income		1,269
Total Revenues		18,671
Expenses:		
Professional services:		
Technical and operational (Note 5 & 6)		2,974
Financial and administrative (Note 5 & 6)		929
Consulting (Note 5 & 6)		593
Other		1,956
Employee costs		4,325
Depreciation and amortization (Note 3)		2,270
Communications and data processing		668
Rent of facilities (Note 5)		420
Office-related		355
Other		320
Total Expenses		14,810
Operating Income		3,861
Interest Income		30
Net Income	$	3,891

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Member's Equity

(in thousands of U.S. dollars)

	Member's Contributions	Contributed Surplus	Accumulated Distributions	Accumulated Earnings	Total Member's Equity
Balance, December 31, 2018	$ 27,563	$ 4,956	$ (59,830)	$ 51,745	$ 24,434
Net income	-	-	-	3,891	3,891
Share-based payment transactions (Note 11)	-	4,164	-	-	4,164
Distributions	-	-	(5,719)	-	(5,719)
Balance, December 31, 2019	$ 27,563	$ 9,120	$ (65,549)	$ 55,636	$ 26,770

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Cash Flows

(*in thousands of U.S. dollars*)

Year ended December 31, 2019		
Cash Provided by Operating Activities:		
Net income	$	3,891
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,270
Share-based payment transactions (Note 11)		4,164
Changes in operating assets and liabilities:		
Increase in accounts receivable		(2,636)
Increase in other current assets		(513)
Increase in accounts payable and accrued expenses		68
Increase in payable to related parties		(505)
Decrease in deferred rent		(44)
Net Cash Provided by Operating Activities		6,695
Cash Used in Investing Activities:		
Purchase of computer equipment, software and leasehold improvements		(1,585)
Cash Used in Financing Activities:		
Distributions		(5,719)
Net Decrease in Cash		(609)
Cash, beginning of year		13,115
Cash, end of year	$	12,505

See accompanying notes to financial statements.

1. Nature of Operations

BOX Options Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC.

BOX Market is an equity options market whose principal business is providing a marketplace for Participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). BOX Market provides this marketplace through a proprietary electronic trading system as well as a physical trading floor that together offers Participants an efficient and transparent options marketplace and an opportunity for price improvement on marketable orders. BOX Market is regulated by BOX Exchange LLC, a registered national securities exchange regulated by the U.S. Securities and Exchange Commission ("SEC").

BOX Market is a wholly owned subsidiary of BOX Holdings Group LLC. ("BOX Holdings"). Substantial equity members in BOX Holdings include Bourse de Montréal Inc. ("Bourse", or "TMX") and affiliates of Interactive Brokers Group LLC ("IB"), Credit Suisse, LabMorgan Corporation, Citigroup Financial Products, Inc., UBS (USA) Inc., and Citadel Derivatives Group, LLC.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Significant areas of judgment include the determination of the fair value of stock appreciation rights and the determination of the useful lives of computer equipment and software. Actual results could differ from those estimates.

Cash

Cash includes amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, Net

Accounts receivable consist primarily of transaction fees and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA").

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

Computer Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment, software and leasehold improvements.

BOX Market's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment and software. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The straight-line method and estimated lives for the following assets are as follows:

Assets	**Period**
Hardware and equipment	3 years
Trading-related software	5 years

Leasehold improvements are amortized over the minimum lease term using the straight-line method.

Computer equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected discounted future cash flows. No impairment charges were recorded during the year ended December 31, 2018.

Revenue Recognition

To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

BOX Market generates its revenues by providing services to domestic customers in the financial markets, including equity members of BOX Holdings Group. Fees for services are based largely on system capacity usage and customer volumes. As a result, the Company's revenues may fluctuate based on the performance of financial markets. Transaction fees are comprised of fees charged to

(*in thousands of U.S. dollars, except Note 11*)

Broker Dealers, Market Makers, Public Customers and Professional Customers and are recognized on a trade date basis.

OPRA revenue consists of income received for consolidated options information provided by BOX Market and other participating exchanges to the Options Price Reporting Authority ("OPRA"), which is then sold to outside customers and news services. BOX Market's revenue from OPRA is recognized monthly based on its pro-rata share of industry trade (not contract) volume. Additionally, BOX recognizes certain fees not directly related to trading activity such as technology fees, participant fees, and market support and administration fees on a monthly basis as invoiced to the participants.

Appreciation Rights Plan

The Company accounts for its appreciation rights plans using the fair value based method, under which the compensation cost attributable to awards to employees is measured at the fair value and recognized as Employee Costs, on a tranche basis, over the vesting period of each plan, with a corresponding increase in liabilities. As the appreciation rights are settled in cash, the liability is re-measured at each reporting date and at settlement date based on the fair value of the appreciation rights. Any changes in the liability are recognized in profit or loss.

Share-Based Payment Transactions

Share-based payment transactions include the VPR program initiated by BOX Holdings for the benefit of VPR program subscribers, who are also customers of the Company. The Company is under no obligation to settle these arrangements and, therefore, accounts for them as equity settled share-based payment transactions (contributions from BOX Holdings), which are considered sales incentives and as such are measured at fair value each period until the customer's performance obligation is complete. This sales incentive is recognized over the vesting period as a reduction of revenue.

Accounting Pronouncements Recently Adopted

Revenue from Contracts with Customers – (ASU) 2014-09:

Effective January 1, 2019, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASC 606") using the modified retrospective method. The new standard has been applied to contracts for which performance was not substantially complete as of the date of adoption, and prior periods have not been restated. The Company has analyzed this effect and found the adoption of the new guidance did not have a material impact on the consolidated financial statements as of the adoption date and for the period ended December 31, 2019. The reported results for 2019 reflect the application of ASC 606 guidance while the reported results for 2018 were prepared under the previous guidance of ASC 605-25, Revenue Recognition—Multiple-Element Arrangements and ASC 985-605, Software – Revenue Recognition (Legacy GAAP). The adoption of ASC 606 resulted in changes to the Company's accounting policies for revenue recognition previously recognized under Legacy GAAP, as detailed in Footnote 5 – Revenues from Contracts with Customers.

New Lease Accounting Standard - (ASU) 2016-02:

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which allows for an additional transition method under the modified retrospective approach for the adoption of Topic 842. The two permitted transition methods are now: (1) to apply the new lease requirements at the beginning of the earliest period presented, and (2) to apply the new lease

(*in thousands of U.S. dollars, except Note 11*)

requirements at the effective date. The Company intends to adopt Topic 842 on January 1, 2021 by applying the new lease requirements at the effective date. The Company also intends to elect the package of practical expedients permitted under the transition guidance within the new standard, which, among other things, allows the Company to carry forward the historical lease classification. The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its financial statements.

3. Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements as at December 31, 2019 consisted of:

December 31, 2019		
Computer software	$	47,735
Computer equipment		18,330
Leasehold improvements		1,582
Accumulated depreciation and amortization		(63,073)
	$	4,574

For the year ended December 31, 2019, BOX Market capitalized software development, hardware and leasehold improvement costs of $1,585. $1,234 of capital costs were acquired from related parties ($1,118 from TMX and $116 from BOX Technology LLC). These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties as per the Technical and Operational Services Agreement (Note 5) with each entity.

Aggregate depreciation and amortization expense related to computer equipment, software and leasehold improvements was $2,270 in 2019.

4. Income Taxes

The Company is a single member limited liability company wholly-owned by BOX Holdings and treated as a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. The Company is subject to certain entity-level taxes in some states, the amount of which is immaterial. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with Accounting Standards Codification ("ASC") Topic 740, a tax position is a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2019, the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2019. The Company's income tax returns are generally open for examination by U.S. federal and state taxing authorities. The Company is not currently under examination by any U.S.

(*in thousands of U.S. dollars, except Note 11*)

federal or state income taxing authority. As of December 31, 2019, the tax years that remain subject to examination by major tax jurisdiction under the statute of limitations is 2016, 2017, 2018 and 2019.On December 22, 2017, H.R. 1, the Tax Act, was enacted by U.S. government. The Tax Act includes significant changes to the Internal Revenue Code of 1986 that changed the taxation of business entities. These changes did not result in a significant impact on the Company.

5. Revenues from Contracts with Customers

The Company's revenues come from 5 separately identifiable streams. Revenues from contracts with customers includes transactions fees, OPRA revenue and monthly recurring charges including connectivity fees, port fees and participant fees. Additionally, the Company recognizes revenue from interest and other income that are not associated with contracts with customers.

The recognition and measurement of each revenue stream is based on the Members' Agreement and the Company's fee schedule as published on the Company's website. The performance obligations associated with each revenue stream are satisfied over the course of a billing cycle, which is a calendar month. Each revenue stream has a single performance obligation associated with it and as such, allocate of prices over multiple performance obligations is not necessary. Additionally, all performance obligations for each revenue stream is completed at the end of each billing cycle at which time any variability in consideration is resolved and revenues are booked based on actual results each period. The exception to this is OPRA revenue, which is recorded each month based on estimates provided by OPRA after the Company's performance obligation is completed for the month. Variability in the associated consideration is resolved each quarter when the actual calculations are performed and consideration is received.

The following table presents the Company's total revenues separated for the Company's revenue from contracts with customers and the Company's other sources of revenue for the year ended December 31, 2019:

Revenue from contracts with customers:		
Transaction fees, net of VPR discount	$	9,254
OPRA revenue		1,715
Connectivity fees		3,633
Port fees		1,232
Participant fees		1,568
Total revenue from contracts with customers	$	17,402
Other sources of revenue:		
Interest	$	30
Other income		1,269
Total revenue from other sources		1,299
Total revenue	$	18,701

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Disaggregation of Revenue
The Company's revenues from contracts with customers are not disaggregated as all revenues are recognized over time.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
The Company does have any revenues with performance obligations that extend for more than three months. As such, there is no allocation related to unsatisfied or partially unsatisfied performance obligations.

Contract Balances
The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (contract liability) until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $9,867 as of December 31, 2019. The Company recognized $54 as an impairment related to these receivables during the year ended December 31, 2019.

The Company had no deferred revenue at December 31, 2019.

Contract Costs
The Company does not capitalize any costs to fulfill contracts associated with any of the revenue streams.

6. Commitments and Contracts

Commitments

In August 2019, BOX Options Market LLC entered into an eleven-year operating lease agreement with the Chicago Mercantile Exchange ("CME") for space to accommodate the Chicago office staff and the Trading Floor. The Company was offered an inducement as part of the agreement, which is

(*in thousands of U.S. dollars, except Note 11*)

being amortized over the minimum lease term using the straight-line method. The lease term ends on March 31, 2031.

In November 2016, BOX Market entered into a three-year operating sublet lease agreement with the Chicago Mercantile Exchange ("CME") for space to accommodate the Trading Floor that the Company launched in 2017. BOX Market was offered an inducement as part of the agreement, which is being amortized over the minimum lease term using the straight-line method. The lease term ends on December 31, 2019.

In May 2011, BOX Market relocated to a new location in Chicago and entered into a ten-year operating lease agreement. BOX Market was offered an inducement as part of the agreement. The incentive is being amortized over the minimum lease term using the straight-line method. The lease term ends on November 30, 2021.

In September 2010, BOX Market relocated to a new location in Boston and entered into a five-year sublet lease agreement. In September 2014, the Company renewed this lease agreement through December 31, 2019.

Aggregate future minimum rentals for the Boston and Chicago spaces as at December 31, 2019 are as follows:

Years ending December 31,		
2020	$	178
2021		417
2022		355
2023		362
2024 and thereafter		2,848
	$	4,160

Contracts

BOX Market has entered into agreements with related parties TMX, BOX Technology LLC ("Box Technology") and BOX Exchange LLC ("BOX Exchange") to provide certain technical, operational, regulatory and administrative support which includes:

(i) A Technical and Operational Services Agreement ("TOSA") with TMX to provide BOX Market with certain services to support the Company's network and proprietary Trading Platform. These services include but are not limited to software development, computer hardware and equipment acquisition and installation, support and maintenance services, data transmission services and other services. Operational costs are based on an agreed upon annual budget, although additional development and services requested shall be charged at the agreed upon development rate. All rates are revised on a yearly basis. In February 2019, BOX Market and TMX came to an agreement to terminate TOSA and transition the related services and support to BOX Technology. The transition was initiated in March 2019 and was still on-going as of December 31, 2019.

(*in thousands of U.S. dollars, except Note 11*)

(ii) A Technical and Operational Services Agreement ("TOSA") with BOX Technology to provide the Company with certain software maintenance and development services, computer hardware and equipment, and support/maintenance for certain data transmissions and other services. Operational costs shall be based on an agreed upon annual budget. Any additional developments and services requested shall be charged at the agreed upon development rate. All rates are revised on a yearly basis

(iii) A Facility Agreement with BOX Exchange LLC ("Exchange") to provide BOX Market with a Self-Regulatory Organization "SRO" structure and ongoing oversight of the market operations and regulatory functions of BOX Market was entered into on October 1, 2011. This agreement was mutually terminated as of December 31, 2018 and replaced by an Administrative Services Agreement ("ASA") effective January 1, 2019 for Exchange to provide certain regulatory, administrative and support services to BOX Market. Pursuant to this agreement, Exchange manages the Company's billing function and is entitled to collect all revenues generated by BOX Market's operations as well as any fines, fees and disgorgements due the Company. Additionally, any and all payments collected by Exchange may be used at Exchange's sole discretion, as is any cash distributed to BOX Market.

In the event Exchange, at any time, does not hold sufficient funds to meet all regulatory requirements, BOX Market shall reimburse Exchange for all such costs and expenses upon request. Additionally, Exchange shall reimburse BOX Market for costs and expenses incurred by the Company for regulatory purposes. This agreement will remain in effect until May 10, 2032, or 180 days after the Company is no longer a registered securities exchange.

(iv) An Administrative Services Agreement with BOX Exchange LLC to provide the Company with certain support services such as legal, communications and administrative support. The agreement will remain in force until BOX Exchange LLC is dissolved, or until it is terminated by mutual agreement.

7. Related-Party Transactions

The financial statements reflect the capital contributions of cash and/or services by all equity members of BOX Market as specified in BOX Market's Amended and Restated Operating Agreement (the "Agreement").

In accordance with the terms of the Technical and Operational Services Agreements ("TOSA") referred to in Note 5, the Company incurred professional fees related to software maintenance with TMX of approximately $4,555 in 2019. Amounts owed to TMX as at December 31, 2019 was $239, which is reflected as "payable to related parties" on the balance sheet.

In accordance with the terms of the Technical and Operational Services Agreements ("TOSA") referred to in Note 5, the Company incurred professional fees related to software maintenance with BOX Technology LLC of approximately $1,157 in 2019. Amounts owed to BOX Technology LLC as at December 31, 2019 was $154, which is reflected as "payable to related parties" on the balance sheet.

In accordance with the terms of the Administrative Services Agreement ("ASA") with BOX Exchange LLC, referred to in Note 5, the Company reimbursed BOX Exchange $579 for expenses paid on its behalf in 2019. The amount owed to BOX Exchange as at December 31, 2019 was $176, which is reflected as "payable to related parties" on the balance sheet. See Note 5.

(*in thousands of U.S. dollars, except Note 11*)

Aragon Solutions owns equity units of BOX Holdings Group LLC and provides consulting services to the Company. In 2019, Aragon Solutions received payments totaling $337 for consulting services. BOX Options Market LLC owed Aragon Solutions $36 as at December 31, 2019.

The $1 million note receivable from BOX Exchange was renewed for one year and is due on December 31, 2020.

In 2019 the Company paid $77 of expenses on behalf of BOX Digital Markets LLC and there was $9 receivable from BOX Digital Markets LLC as at 12/31/2019.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties.

8. Members' Equity

BOX Options Market LLC is a single member LLC, wholly-owned by BOX Holdings Group LLC, and has no units outstanding. There were no movements in units during the year.

9. Fair Value Measurements

The Company does not own any assets that require Fair Value analysis, however the Company uses a measurement of Fair Value in calculations related to the fair value of the Executive Rights plans and in the calculation of the discount associated with the Volume Performance Rights plans, which requires the use of Fair Value measurements according to guidance in Codification Topic 820, Fair Value Measurement and Disclosures. See Note 10.

10. Concentration of Credit Risk

Approximately 80% of the revenues generated by the Company for the year ended December 31, 2019 were generated by nine approved participants.

11. Appreciation Rights Plan

Executive Rights Plan ("Executive Plan")

In April 2015, BOX Market adopted an Executive Rights Plan pursuant to which certain key executive members of BOX Market were granted appreciation rights. The appreciation right entitles the participants to receive from BOX Market a cash payment no later than February 14 of each year beginning with February 14, 2016. The appreciation right, with respect to each plan participant for each year shall be determined by multiplying such plan participant's award percentage by the incremental difference, if any, obtained by subtracting the greater of (1) the enterprise value as of January 1 of the prior year or (2) the enterprise value as of January 1, 2015 from the enterprise value as of January 1 of the calculation year.

The appreciation rights vest in three equal tranches each year over three years from January 1, 2015. As of January 1, 2018, the appreciate rights were fully vested.

(*in thousands of U.S. dollars, except Note 11*)

The measurement of the fair value of the appreciation rights issued under the Executive Rights Plan resulted in a compensation expense of nil for the year ended December 31, 2019.

The Company recognized compensation expense of $434 in 2019 related to payments made in accordance with the terms of the Rights Plans.

The Executive Plan rights do not have a strike price and the fair value of these rights as of 12/31/2019 is nil.

In accordance with US GAAP, the fair value of BOX's appreciation rights was estimated at the end of the year using the income approach. The weighted average assumptions used in the calculation are provided in the following table as at December 31, 2019.

BOX Market uses the expected term up to the respective vesting date. Since the Company's member units are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury 3-year note rate. The fair value per member unit was calculated based on enterprise value as calculated using a discounted cash flow model.

Value Assumptions	2019
Expected dividend yield	0.0%
Expected volatility	19.96%
Expected term (years)	0.0
Risk-free interest rate	2.76%

As of December 31, 2019, the Executive Rights Plan was entitled to 4.57% of Company's distribution.

12. Share-Based Payment Transactions

Volume Performance Rights

In January 2015, BOX Market's parent company, BOX Holdings Group LLC, launched a program to incentive subscribers to provide additional order flow to BOX Market. In exchange for providing this liquidity, subscribers receive volume performance rights ("VPRs"), each of which is equivalent to 8.5 Class C equity units of BOX Holdings if the subscriber meets a certain minimum order flow volume commitment. Each Class C equity unit of BOX Holdings entitles the Class C unit holder to an economic interest in the annual distributions from BOX Holdings to its members. If a subscriber meets their minimum order flow volume commitment in the specified period, the VPRs held by the subscriber will vest over the term of the program. Once a subscriber has achieved their performance requirement and an initial threshold of 40 VPRs and becomes protected, future VPRs will attain protected status in tranches (increments of 20 VPRs) as the subscriber meets its volume-based performance requirement. If a subscriber fails to meet its minimum volume commitment, that subscriber's unprotected VPRs are available for reallocation to subscribers that exceeded their minimum volume commitments, if any. Reallocated VPRs may be subject to accelerated vesting over the remaining quarters of the original 5-year vesting period so that all Class C units associated with protected VPRs shall convert to Class A units of BOX Holdings at the completion date in accordance with the terms of the Agreement. The expense associated with VPRs for the current

(*in thousands of U.S. dollars, except Note 11*)

period is based on the greater of the cumulative amount that would be recognized on a straight line basis or the amount that would be protected at the period end.

The measurement of the VPRs issued under the program resulted in a reduction of transaction fees in revenues of $4,164 for the year ended December 31, 2019. At December 31, 2019, all vested VPRs were converted to Class A units of BOX Holdings Group LLC and there was $0 of total unrecognized reduction of transaction fees in revenue related to unvested VPRs granted under the Plan.

The fair value of VPRs was estimated using the fair value of BOX Holdings per member unit, calculated based on the present value of future expected cash flows, and is being recognized based on vesting.

VPR activity during the period was:

Year Ended December 31, 2019	Total VPRs	Vested and Protected VPRs	Weighted Average Remaining Contractual Term
Total VPRs Outstanding at December 31, 2018	482	320	1
Unprotected VPRs that became protected in 2019	-	107	-
Unprotected VPRs that were Cancelled in 2019	55	55	-
Total VPRs Outstanding at December 31, 2019	**427**	**427**	**0**

13. Subsequent Events

The Company has evaluated subsequent events through June 30, 2020, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the financial statements other than noted below.

In February 2020, the Company declared a distribution to its member of $8,367 which was paid to it's sole member on March 31, 2020

In February 2020, in conjunction with the dividends declared by the Company's board, $358 of compensation expense was recorded related to payments under the Executive Rights Plans.

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security (CARES) Act." The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. We continue to examine the impact that the CARES Act may have on the Company. Currently, we are unable to determine the impact that the CARES Act will have on our financial condition, results of operation, or liquidity.

Exhibit D-3 – TMX Group Limited

Condensed Non-Consolidated Financial Statements of

TMX GROUP LIMITED

Year ended December 31, 2019 and 2018

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP LIMITED

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

		December 31, 2019		December 31, 2018
Assets				
Current assets:				
Cash and cash equivalents	$	**8,217**	$	4,107
Other receivables		**238**		243
Prepaid expenses		**129**		79
Due from related parties		**1,261**		1,055
Current income tax assets		**13**		5,796
		9,858		11,280
Non-current assets:				
Other non-current assets		**151**		479
Fair value of interest rate swaps		**-**		468
Investment in Bermuda Stock Exchange		**-**		762
Investment in Shorcan Digital Currency Network Inc.		**1,000**		-
Investment in The Canadian Depository for Securities Limited		**177,622**		177,622
Investment in Montreal Exchange Inc.		**914,690**		914,690
Investment in Shorcan Brokers Limited		**52,004**		70,033
Investment in TMX Group US Inc.		**21,761**		21,761
Investment in TSX Inc.		**2,386,167**		2,336,154
Investment in TSX Trust Company		**87,720**		73,720
Investment in Trayport Holdings Limited		**968,092**		941,604
Investment in Alpha Exchange Inc.		**170,900**		170,900
Investment in TMX Exchange Services Limited		**1,000**		1,000
Investment in 2549283 Ontario Inc.		**12,574**		12,574
Investment in AgriClear Inc.		**-**		13
Term loan receivable from TSX Inc.		**650,000**		550,000
Term loan receivable from Montreal Exchange Inc.		**150,000**		-
Deferred income tax assets		**10,719**		9,770
Total Assets	$	**5,614,258**	$	5,292,830
Liabilities and Equity				
Current liabilities:				
Trade and other payables	$	**4,669**	$	5,859
Commercial paper		**239,638**		319,535
Due to related parties		**1,138**		13,360
Provisions		**208**		408
Demand loan payable to TSX Inc.		**165,800**		137,800
Demand loan payable to Montreal Exchange Inc.		**25,000**		41,000
Demand loan payable to Shorcan Brokers Limited		**5,000**		-
Demand loan payable to TSX Venture Exchange Inc.		**31,200**		69,000
Demand loan payable to Corporation Canadienne de Compensation de Produits Derives		**10,500**		2,500
Demand loan payable to Alpha Exchange Inc.		**11,800**		9,000
Demand loans payable to Canadian Depository for Securities Limited		**6,200**		-
Note payable to CDS Clearing and Depository Services Inc.		**21,500**		34,000
Current income tax liabilities		**45**		-
		522,698		632,462
Non-current liabilities:				
Debentures		**747,106**		746,795
Term loan payable to 2549283 Ontario Inc.		**850,000**		550,000
Total Liabilities		**2,119,804**		1,929,257
Equity:				
Share capital		**2,965,083**		2,938,015
Contributed surplus		**1,736,206**		1,736,430
Deficit		**(1,206,835)**		(1,310,872)
Total Equity		**3,494,454**		3,363,573
Total Liabilities and Equity	$	**5,614,258**	$	5,292,830

...2

TMX GROUP LIMITED

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2019	2018
Expenses:		
Information and trading systems	**$ 4**	$ 3
General and administration	**1,073**	2,724
Shared services	**(1,839)**	(2,380)
Total operating expenses (income)	**(762)**	347
Income (loss) from operations	**762**	(347)
Share of net income of equity accounted investees	**-**	1,233
Other gain	**2,324**	26,635
Impairment charges	**(18,029)**	(15,523)
Finance income (costs):		
Finance income	**295,353**	218,228
Finance costs	**(35,972)**	(44,209)
Loss on certain derivative instruments	**(41)**	(31)
Net finance income	**259,340**	173,988
Income before income taxes	**244,397**	185,986
Income tax recovery	**(949)**	(13,868)
Net income and total comprehensive income	**$ 245,346**	$ 199,854

TMX GROUP LIMITED

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2019	2018
Common shares:		
Balance, beginning of period	**$ 2,938,015**	$ 2,915,602
Proceeds on options exercised	**24,403**	20,050
Cost of exercised options	**2,665**	2,363
Balance, end of period	**2,965,083**	2,938,015
Contributed surplus - share option plan:		
Balance, beginning of period	**1,736,430**	1,735,773
Cost of exercised options	**(2,665)**	(2,363)
Cost of share option plan	**2,441**	3,020
Balance, end of period	**1,736,206**	1,736,430
(Deficit) retained earnings:		
Balance, beginning of period	**(1,310,872)**	(1,386,696)
Net income	**245,346**	199,854
Dividends to equity holders	**(141,309)**	(124,679)
Adjustments	**-**	649
Balance, end of period	**(1,206,835)**	(1,310,872)
Total equity, end of period	**$ 3,494,454**	$ 3,363,573

TMX GROUP LIMITED

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Cash flows (used in) from operating activities:		
Income before income taxes	$ 244,397	$ 185,986
Adjustments to determine net cash flows:		
Net finance income	(259,340)	(173,988)
Share of net income of equity accounted investee	-	(1,233)
Impairment charges	18,029	15,523
Other gain	(2,324)	(26,635)
Cost of share option plan	2,441	3,020
Other non-current assets	-	(287)
Other receivables	5	1,266
Prepaid expenses	(50)	12
Trade and other payables	(1,084)	(1,129)
Amounts due to and from related parties	(12,428)	12,786
Provisions	(200)	-
Income taxes paid	5,828	(11,707)
	(4,726)	3,614
Cash flows (used in) from financing activities:		
Interest paid	(35,440)	(44,749)
Net settlement on derivative instruments	427	596
Dividends paid to equity holders	(141,309)	(124,679)
Proceeds from exercised options	24,403	20,050
Issuance of debenture	-	200,000
Repayment of debenture	-	(400,000)
Credit facility refinancing fees	-	(1,137)
Net movement of commercial paper	(79,897)	(76,546)
Demand loans payable, net	(3,800)	148,500
Notes payable, net	(12,500)	(13,137)
	(248,116)	(291,102)
Cash flows from (used in) investing activities:		
Interest received	295,353	29,390
Dividends received	-	188,838
Dividend received from FTSE equity	-	7,723
Proceeds on sale of FTSE	-	70,450
Proceeds from sale of subsidiary	3,087	-
Wind-up from Alpha Trading Systems Limited Partnership	-	642
Dissolution of Finexeo	-	105
Investment in The Canadian Depository for Securities Limited	-	(4,000)
Investment in TSX Inc.	(50,000)	(25,000)
Investment in Trayport Holdings Limited	(26,488)	-
Investment in TSX Trust Company	(14,000)	-
Investment in Shorcan Digital Currency Network Inc.	(1,000)	-
Acquisitions of Trayport and sale of NGX, net of cash	-	4,451
Term loans receivable, net	(250,000)	-
Term loans payable, net	300,000	-
	256,952	272,599
Increase (decrease) in cash and cash equivalents	**4,110**	**(14,889)**
Cash and cash equivalents, beginning of period	4,107	18,996
Cash and cash equivalents, end of period	**$ 8,217**	**$ 4,107**

Exhibit D-4 – Bourse de Montréal Inc.

Non-Consolidated Financial Statements of

BOURSE DE MONTREAL INC.

Year ended December 31, 2019 and 2018

(in thousands of Canadian dollars)

(unaudited)

BOURSE DE MONTREAL INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

		December 31, 2019		December 31, 2018
Assets				
Current assets:				
Cash and cash equivalents	**$**	**10,582**	$	11,154
Trade and other receivables		**13,768**		15,401
Prepaid expenses		**588**		609
Due from related parties		**817**		156
Demand loan receivable from TMX Group Limited		**25,000**		41,000
Current income tax assets		**1,794**		-
		52,549		68,320
Non-current assets:				
Goodwill and Intangible assets		**1,053,792**		1,059,007
Right-of-use assets		**11,853**		-
Other non-current assets		**1,134**		1,287
Investments in subsidiaries		**89,017**		91,791
Investment in 2549283 Ontario Inc.		**150,000**		-
Total Assets	**$**	**1,358,345**	$	1,220,405
Liabilities and Equity				
Current liabilities:				
Trade and other payables	**$**	**8,104**	$	12,434
Other current liabilities		**1,131**		272
Due to related parties		**1,231**		1,472
Current income tax liabilities		**-**		3,787
		10,466		17,965
Non-current liabilities:				
Lease liabilities		**15,959**		-
Other non-current liabilities		**1,660**		5,997
Term loan payable to TMX Group Limited		**150,000**		-
Deferred income tax liabilities		**193,824**		194,778
Total Liabilities		**371,909**		218,740
Equity:				
Share capital		**565,507**		565,507
Contributed surplus		**660,187**		660,187
Deficit		**(239,258)**		(224,029)
Total Equity		**986,436**		1,001,665
Total Liabilities and Equity	**$**	**1,358,345**	$	1,220,405

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2019	2018
Revenue:		
Derivatives trading	**$ 94,012**	$ 93,567
Global solutions, insights & analytics	**22,928**	22,059
Other	**121**	524
Total revenue	**117,061**	116,150
Expenses:		
Compensation and benefits	**19,802**	19,898
Information and trading systems	**2,226**	3,038
Selling, general and administration	**8,077**	13,529
Shared services	**17,629**	12,275
Depreciation and amortization	**7,485**	7,526
Total operating expenses	**55,219**	56,266
Income from operations	**61,842**	59,884
Finance income (costs):		
Finance income	**3,287**	5,632
Finance costs	**(1,245)**	-
Net finance income	**2,042**	5,632
Income before income taxes	**63,884**	65,516
Income tax expense	**16,485**	16,201
Net income	**$ 47,399**	$ 49,315

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2019		2018	
Net income	**$**	**47,399**	$	49,315
Other comprehensive income (loss):				
Items that will not be reclassified to the non-consolidated income statements:				
Actuarial (loss) gain on defined benefit pension and other post-retirement benefit plans (net of taxes)		**(128)**		359
Total items that will not be reclassified to the non-consolidated income statements		**(128)**		359
Total comprehensive income	**$**	**47,271**	$	49,674

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2019	2018
Share capital:		
Balance, beginning and end of period	**$ 565,507**	$ 565,507
Contributed surplus:		
Balance, beginning and end of period	**660,187**	660,187
Deficit:		
Balance, beginning of period	**(224,029)**	(243,703)
Net income	**47,399**	49,315
Dividends on common shares	**(62,500)**	(30,000)
Actuarial (losses) gains on defined benefit pension and other post-retirement benefit plans, net of taxes	**(128)**	359
Balance, end of period	**(239,258)**	(224,029)
Total equity, end of period	**$ 986,436**	$ 1,001,665

BOURSE DE MONTREAL INC.

Non-Consolidated Interim Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2019	2018
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 63,884**	$ 65,516
Adjustments to determine net cash flows:		
Depreciation and amortization	**7,485**	7,526
Impairment charges and write-offs	**-**	(121)
Net finance income	**(2,042)**	(5,632)
Employee defined benefits expense	**123**	182
Trade and other receivables, and prepaid expenses	**1,654**	(12)
Amounts due to and from related parties	**(902)**	6,201
Trade and other payables	**(3,992)**	4,702
Provisions	**8**	(650)
Other non-current liabilities	**-**	135
Other non-current assets	**38**	(525)
Cash paid for employee defined benefits	**(77)**	(77)
Income taxes paid	**(22,974)**	(13,676)
	43,205	63,569
Cash flows from (used in) financing activities:		
Interest paid	**(1,245)**	-
Repayment of lease liabilities	**(821)**	-
Dividends paid to shareholder	**(62,500)**	(30,000)
Term loan payable to TMX Group Limited	**150,000**	-
	85,434	(30,000)
Cash flows (used in) from investing activities:		
Interest received	**287**	285
Dividends received	**3,000**	5,347
Return of capital from subsidiaries	**2,774**	-
Additions to premises and equipment	**(68)**	(603)
Additions to intangible assets	**(1,204)**	(1,535)
Investment in preferred shares of 2549283 Ontario Inc.	**(150,000)**	-
Demand loan receivable from TMX Group Limited	**16,000**	(36,000)
	(129,211)	(32,506)
(Decrease) increase in cash and cash equivalents	**(572)**	1,063
Cash and cash equivalents, beginning of period	**11,154**	10,091
Cash and cash equivalents, end of period	**$ 10,582**	$ 11,154

Exhibit D-5 – MX US 1, Inc.

Non-Consolidated Financial Statements of

MX US 1, INC.

Year ended December 31, 2019 and 2018

(in thousands of US dollars)

(unaudited)

MX US 1, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

		December 31, 2019		December 31, 2018
Assets				
Current assets:				
Cash	**$**	**77**	$	19
Current income tax assets		**50**		50
		127		69
Non-current assets:				
Investment in MX US 2, Inc.		**46,523**		48,692
Deferred income tax assets		**7,815**		8,886
Total Assets	**$**	**54,465**	$	57,647
Liabilities and Equity				
Current liabilities:				
Due to related parties	**$**	**32**	$	18
Total Liabilities		**32**		18
Equity:				
Share capital		**2,508**		2,508
Contributed surplus		**124,038**		126,118
Deficit		**(72,113)**		(70,997)
Total Equity		**54,433**		57,629
Total Liabilities and Equity	**$**	**54,465**	$	57,647

MX US 1, INC.

Non-Consolidated Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2019		Year Ended December 31, 2018	
	2019		2018	
Revenue:				
Other	**$**	**-**	$	2
Total revenue		**-**		2
Expenses:				
General and administration		**41**		37
Total operating expenses		**41**		37
Loss from operations		**(41)**		(35)
Finance income		**2**		331
(Loss) income before income taxes		**(39)**		296
Income tax expense (recovery)		**1,077**		(8)
Net (loss) income and comprehensive (loss) income	**$**	**(1,116)**	$	304

MX US 1, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Share capital:		
Balance, beginning and end of period	**$ 2,508**	$ 2,508
Contributed surplus:		
Balance, beginning of period	**126,118**	126,118
Return of capital	**(2,080)**	-
Balance, end of period	**124,038**	126,118
Deficit:		
Balance, beginning of period	**(70,997)**	(71,031)
Net (loss) income and comprehensive (loss) income	**(1,116)**	304
Dividends on common shares	**-**	(270)
Balance, end of period	**(72,113)**	(70,997)
Total equity, end of period	**$ 54,433**	$ 57,629

MX US 1, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2019	2018
Cash flows (used in) from operating activities:		
Income before income taxes	**$ (39)**	$ 296
Adjustments to determine net cash flows:		
Finance income	**(2)**	(331)
Amounts due to and from related parties	**14**	14
Other payables	**-**	(20)
Income taxes paid	**(7)**	(41)
	(34)	(82)
Cash flows used in financing activities:		
Dividends paid on common shares	**-**	(270)
Return of capital	**(2,080)**	-
	(2,080)	(270)
Cash flows from investing activities:		
Interest received	**2**	1
Dividends received	**-**	330
Investment in commonly-controlled entities	**2,170**	-
	2,172	331
Increase (decrease) in cash	**58**	(21)
Cash, beginning of period	**19**	40
Cash, end of period	**$ 77**	$ 19

BOX OPTIONS

Exhibit D-6 – MX US 2, Inc.

Non-Consolidated Financial Statements of

MX US 2, INC.

Year ended December 31, 2019 and 2018

(in thousands of US dollars)

(unaudited)

MX US 2, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2019	December 31, 2018
Assets		
Current assets:		
Cash	**$ 22**	$ 16
Current income tax assets	**30**	30
	52	46
Non-current assets:		
Investment in BOX Holdings Group LLC	**17,019**	16,517
Total Assets	**$ 17,071**	$ 16,563
Liabilities and Equity		
Equity:		
Share capital	**$ 55,031**	$ 55,031
Contributed surplus	**71,402**	73,572
Deficit	**(109,362)**	(112,040)
Total Equity	**17,071**	16,563
Total Liabilities and Equity	**$ 17,071**	$ 16,563

MX US 2, INC.

Non-Consolidated Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Expenses:		
General and administration	**$ 1**	$ 1
Total operating expenses	**1**	1
Loss from operations	**(1)**	(1)
Share of net income of equity accounted investee	**2,679**	1,054
Finance income	**2**	1
Income before income taxes	**2,680**	1,054
Income tax expense	**2**	2
Net income and comprehensive income	**$ 2,678**	$ 1,052

MX US 2, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Common shares:		
Balance, beginning and end of period	**$ 2,498**	$ 2,498
Preferred shares:		
Balance, beginning and end of period	**52,533**	52,533
Share capital, beginning and end of period	**55,031**	55,031
Contributed surplus:		
Balance, beginning of period	**73,572**	73,572
Return of capital	**(2,170)**	-
Balance, end of period	**71,402**	73,572
Deficit:		
Balance, beginning of period	**(112,040)**	(112,762)
Net income and comprehensive income	**2,678**	1,052
Dividends on common shares	**-**	(330)
Balance, end of period	**(109,362)**	(112,040)
Total equity, end of period	**$ 17,071**	$ 16,563

MX US 2, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2019	2018
Cash flows (used in) from operating activities:		
Income before income taxes	**$ 2,680**	$ 1,054
Adjustments to determine net cash flows:		
Finance income	**(2)**	(1)
Share of net income of equity accounted investee	**(2,679)**	(1,054)
Income taxes paid	**(2)**	(2)
	(3)	(3)
Cash flows used in financing activities:		
Dividends paid on common shares	**-**	(330)
Return of capital	**(2,170)**	-
	(2,170)	(330)
Cash flows from investing activities:		
Interest received	**2**	1
Dividends received	**2,177**	335
	2,179	336
Increase in cash	**6**	3
Cash, beginning of period	**16**	13
Cash, end of period	**$ 22**	$ 16

BOX OPTIONS

Amendment to:

Exhibit I

Request:
For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit I is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit I as set forth below.

Response:

The 2019 audited financial statements of BOX Exchange LLC are submitted as Exhibit I-1.

Exhibit I-1 – BOX Exchange LLC Financial Statements

BOX Exchange LLC

Financial Statements
December 31, 2019

BOX Exchange LLC

Financial Statements
December 31, 2019

BOX Exchange LLC

Contents

BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Independent Auditor's Report

Board of Directors and Members
BOX Exchange LLC
Boston, Massachusetts

We have audited the accompanying financial statements of BOX Exchange LLC, which comprise the balance sheet as of December 31, 2019, and the related statements of income and expense, changes in members' equity/(deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOX Exchange LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

June 29, 2020

Financial Statements

BOX Exchange LLC

Balance Sheet (in thousands of dollars)

December 31, 2019		
Assets		
Current Assets:		
Cash	$	635
Accounts receivable		4,095
Note receivable		1,712
Other current assets		2,835
Total Current Assets		9,277
Computer Equipment, Software and Leasehold Improvements (Note 3):		
Computer Equipment, Software and Leasehold Improvements, Net		2,357
Intangible Asset (Note 4):		
Intangible Asset, Net		420
Right of Use Asset (Note 7):		
Right of Use Asset - Operating lease, Net		1,034
Total Assets	$	13,088
Liabilities and Members' Deficit		
Current Liabilities:		
Accounts payable and accrued expenses (Note 8)	$	12,202
Operating lease liability (Note 7)		177
Note Payable to BOX Market LLC, bearing Interest at a rate of 3%		1,000
Total Current Liabilities		13,379
Operating Lease Liability (Note 7)		912
Deferred Compensation (Note 5)		2,082
Total Liabilities		16,373
Members' Deficit:		
Members' contributions - 100,000 economic units issued, 83,886 outstanding		-
Members' contributions - 100,000 voting units issued, 83,886 outstanding		-
Accumulated Members' distributions		(155)
Accumulated earnings		(3,130)
		(3,285)
Total Liabilities and Members' Deficit	$	13,088

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Income and Expense (in thousands of dollars)

Year ended December 31, 2019		
Revenues from contracts with customers:		
Option regulatory fees	$	15,681
Administrative services & misc.		723
Fines and disgorgements		9
		16,413
Expenses:		
Professional services:		
Financial and administrative		1,558
Consulting (Note 8)		3,335
Technical and operational (Note 8)		728
Other		2,604
Amortization and depreciation		1,132
Employee costs		6,618
CAT note write-off		3,443
Rent of facilities		325
Office-related		104
Communications and data processing		287
Other		338
		20,472
Net Loss	($	4,059)

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Changes in Members' Equity/(Deficit) (in thousands of dollars)

	Economic Units-Members' Contributions	Voting Units Members' Contributions	Accumulated Members' Distributions	Accumulated Earnings/(Deficiency)	Total Members' Equity/(Deficit)
Balance, December 31, 2018	$ -	$ -	$ (86)	$ 929	$ 843
Distributions	-	-	(69)	-	(69)
Net Loss	-	-	-	(4,059)	(4,059)
Balance, December 31, 2019	$ -	$ -	$ (155)	$ (3,130)	$ (3,285)

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Cash Flows (in thousands of dollars)

Year ended December 31, 2019		
Cash Flows From Operating Activities:		
Net loss	$	(4,059)
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization and depreciation		1,132
Non-cash compensation		709
Non-cash lease expense (change in ROU asset and lease liability)		119
Changes in operating assets and liabilities:		
Increase in accounts receivable		(465)
Increase in note receivable		(1,829)
Loss on note receivable write-off		3,443
Increase in other current assets		(952)
Increase in accounts payable and accrued expenses		3,104
Net cash provided by operating activities		1,202
Cash Flows From Investing Activities:		
Purchase of computer equipment, software and leasehold improvement		(1,213)
Net cash used in investing activities		(1,213)
Cash Flows From Investing Activities:		
Distributions		(69)
Net cash used in financing activities		(69)
Net Increase in Cash and Cash Equivalents		(80)
Cash, Beginning of Year		715
Cash, End of Year	$	635

Supplemental Cash Flow Information:

Cash paid for interest was $30 for the year ended December 31, 2019.

Non-Cash Investing Activities:

The Company acquired $18 of computer software, hardware and leasehold improvements, which were unpaid as of December 31, 2019. The company paid $241 of computer software, hardware and leasehold improvements, which were unpaid as of December 31, 2018 during 2019.

See accompanying notes to financial statements.

1. Nature of Operations

BOX Exchange LLC (the "Company"), a Delaware limited liability company, was formed on August 26, 2010 and was approved by the U.S. Securities and Exchange Commission as a registered national securities exchange on April 27, 2012. Effective May 13, 2012, the Company is the self-regulatory organization ("SRO") which is responsible for the operation and oversight of its facility, BOX Options Market LLC ("BOX Market"). BOX Market is an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The members of the Company include affiliates of MX US 2 Inc. ("TMX"), IB Exchange Corp ("IAB"), Citigroup Financial Products Inc., Citadel Securities, LLC, UBS Americas Inc. (USA), Credit Suisse First Boston Next Fund Inc., LabMorgan Corp., and Aragon Solutions Ltd. As the self-regulatory organization responsible for the oversight of the BOX Market, the Company has the right to receive all transaction fees charged to participants and use such fees for regulatory purposes, should its own Options Regulatory Fees be insufficient to cover the cost of regulating BOX Market.

2. Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

Cash

Cash and cash equivalents include amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, net

Accounts receivable consist primarily of transaction fees receivable and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA") and Options Regulatory Fees.

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

Notes to Financial Statements (in thousands of dollars)

Computer Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment, software and leasehold improvements.

The Company's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight Line	3 years
Trade related software	Straight Line	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method. Intangible assets are amortized over the useful life of the asset.

Computer hardware, equipment, software and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Accounting Pronouncements Recently Adopted

Revenue from Contracts with Customers
Effective January 1, 2019, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASC 606") using the modified retrospective method. The new standard has been applied to contracts for which performance was not substantially complete as of the date of adoption, and prior periods have not been restated. The Company has analyzed this effect and found the adoption of the new guidance did not have a material impact on the consolidated financial statements as of the adoption date and for the period ended December 31, 2019. The reported results for 2019 reflect the application of ASC 606 guidance while the reported results for 2018 were prepared under the previous guidance of ASC 605-25, Revenue Recognition—Multiple-Element Arrangements and ASC 985-605, Software - Revenue Recognition (Legacy GAAP). The adoption of ASC 606 resulted in changes to the Company's accounting policies for revenue recognition previously recognized under Legacy GAAP, as detailed below.

Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which among other things, results in the recognition of lease assets and lease liabilities by lessees on the Company's balance

Notes to Financial Statements (in thousands of dollars)

sheet for virtually all leases. ASU 2016-02 supersedes most previous lease accounting guidance and is effective for interim and annual periods beginning after December 15, 2018. The Company adopted the new guidance as of January 1, 2019 using the modified retrospective adoption method. The Company has elected the transition relief package of practical expedients permitted within Topic 842. Accordingly, the Company has not reassessed the classification of its existing leases as of the transition date, whether existing contracts at the transition date contain a lease, or whether unamortized initial direct costs before the transition adjustments would have met the definition of initial direct costs at lease commencement. The Company does not allocate consideration in its leases to lease and non-lease components and does not record leases on its balance sheet with terms of 12 months or less.

The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company's incremental borrowing rate represents the rate of interest that the Company would have to pay to borrow over a similar term an amount equal to the lease payments in a similar economic environment. The incremental borrowing rate used to calculate lease liabilities was based on credit terms available to the Company's parent entity and represent collateralized borrowing rates with credit terms that align with the lease terms and lease payments at the inception of the lease.

The impact of the adoption of ASU 2016-02 on the balance sheet was the recognition of right-of-use assets of $1,034 and lease liabilities of $1,089 for operating leases. The adoption did not have a material impact on the Statement of Income. The Company has also implemented changes to related processes and disclosures. See Note 8 for further information.

Revenue Recognition:

The Company receives its revenues from Options Regulatory Fees ("ORF"), fines and disgorgements, and its administrative service agreements (ASAs).

To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

ORF revenue is based on the number of customer contracts executed by participant firms. The performance obligation for ORF Revenue composes of monitoring services related to transactions executed. The performance obligation for ORF revenue is met over a period when the transactions are executed and revenue related to such services are recognized over time. The performance obligation for ASA Revenue composes of rendering operational support services such as Administrative, Human Resources, Billing and Information Technology. ASAs exist where the Company provides agreed-upon services for a contractually arraigned price. The performance obligations for ASA revenues are met over the monthly period in which the services are performed and revenue for such services is recognized over time. In addition to this, the nature of the contracts allow for at-will termination. As such, the Company records revenues for transactions and services provided in a given month, with the known transactions and services provided at the end of the month. Therefore, revenues are recorded based on completed services.

Notes to Financial Statements (in thousands of dollars)

Fines and disgorgements are not associated with a promise, but since they are related to performance obligations that have already been fully recognized over time, they get recognized at the time the Letter of Consent is signed and the constraints with respect to variable consideration are resolved.

3. Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements at December 31, 2019 consisted of:

December 31, 2019		
Computer equipment	$	2,205
Computer software		4,997
Leasehold improvements		487
Accumulated amortization and depreciation		(5,332)
	$	2,357

For the year ended December 31, 2019, the Company capitalized software development, hardware and leasehold improvements costs of $988 ($239 acquired from TMX). Included in those costs were costs of $16, which the Company acquired during 2019, but were unpaid as of December 31, 2019. The Company also paid $241 at the beginning of 2019 for computer software acquired at the end of 2018.

Amortization and depreciation expense related to computer equipment, software, and leasehold improvements amounted to $852 for the year ended December 31, 2019.

4. Intangible Assets

The Company purchased an intangible asset during 2016 with an assigned value of $1,400. The asset purchased is the participation fee required for all entering members to the Options Price Reporting Authority LLC (OPRA). The fair value assigned to the asset is the original cost noted above. The OPRA intangible asset was assigned an estimated useful life of 5 years, and it will be amortized during that period with a residual value of $0. The Company has performed a detailed analysis to determine the useful life and residual value of the purchased asset. During 2019, the Company analyzed the intangible asset for potential impairment. Through this analysis, the Company determined that there was no impairment on the intangible asset.

During 2019, the Company recognized amortization expense of $280 related to intangible assets.

Estimated amortization expense for amortizable intangible assets is as follows:

Years ending December 31,		Amounts
2020		280
2021		140
Total	$	420

Notes to Financial Statements (in thousands of dollars)

5. Employee Benefits

The Company instituted a Supplemental Benefit Plan (SBP) for key executives during 2016. The SBP is non-qualified and unfunded. The purpose of the SBP is to provide highly compensated employees with deferred compensation. The deferred compensation will be paid with a lump sum cash benefit upon the performance of services outlined in the SBP.

The SBP is funded primarily through life insurance policies owned by the Company, with a portion held in cash. The benefit liability is the vested portion of the cash surrender value (CSV) of the life insurances policies and cash held by the company at the time of financial reporting. The policies are capitalized as other current assets at their CSV. As of December 31, 2019, the deferred compensation liability was $2,082, and the expense associated with deferred compensation was $709.

The Company sponsors a defined contribution 401k plan which allows for a match of contributions to all eligible employees. In 2019, the Company recorded contributions to the plan of $226, which are presented in the 'Employee costs' line item of the Statement of Income and Expense.

6. Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. The Company makes periodic distributions to its members to fund the members' payment of taxes with respect to the Company's taxable income.

In accordance with Accounting Standards Codification ("ASC") Topic 740, a tax position is a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2019, the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2019. The Company's income tax returns are generally open for examination by U.S. federal and state taxing authorities. The Company is not currently under examination by any U.S. federal or state income taxing authority. As of December 31, 2019, the tax years that remain subject to examination by major tax jurisdiction under the statute of limitations is 2016, 2017, 2018 and 2019. On December 22, 2017, H.R. 1, the Tax Act, was enacted by U.S. government. The Tax Act includes significant changes to the Internal Revenue Code of 1986 that changed the taxation of business entities. These changes did not result in a significant impact on the Company.

7. Revenues from Contracts with Customers

Revenue from contracts with customers includes fees from revenues from Options Regulatory Fees ("ORF"), fines and disgorgements, and its administrative service agreements (ASAs)

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following table presents the Company's total revenues separated for the Company's revenue from contracts with customers and the Company's other sources of revenue for the year ended December 31, 2019:

Revenue from contracts with customers:	
Option regulatory fees	$ 15,681
Administrative services	384
Fines and disgorgements	9
Total revenue from contracts with customers	16,074
Other sources of revenue:	
Miscellaneous	339
Total revenue from other sources	339
Total revenue	16,413

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following table discloses the company's revenue from contracts with customers disaggregated by timing of transfer of services:

Notes to Financial Statements (in thousands of dollars)

Revenue recognized over time:	
Option Regulatory Fees	15,681
Administrative Services	384
Fines and Disgorgements	9
Revenue recognized at a point in time	-
Total revenue from contracts with customers	16,074

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019. During the year ended December 31, 2019, the Company recognized $0 of revenue related to performance obligations satisfied (or partially satisfied) in previous periods, mainly due to resolving uncertainties in consideration that was constrained in prior periods.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment.

The Company had receivables related to revenues from contracts with customers of $1,361 December 31, 2019. The Company had no significant impairments related to these receivables during the year ended December 31, 2019. The Company had receivables related to revenues from contracts with customers of $1,420 December 31, 2018.

The Company had no deferred revenue at December 31, 2019. During the year ended December 31, 2019, the Company recognized $0 of revenue from the deferred revenue balance at December 31, 2018.

8. Commitments and Contracts

In October 2018, the Company entered into an operating lease for continued and additional space in the Boston office location to accommodate increased personnel and business functions. The lease applied to three different spaces in the Boston office location. With the lease commencing in 2019, the Company used accounting analysis and entries based on ASC 842 from commencement of the lease. With no lease having commenced prior to FY 2019, the Company has elected the practical expedient. The Company does not recognize right-of-use assets or lease liabilities for leases determined to have a term of 12 months or less.

The Company recognized $266 in rent expense in the rent of facilities line item shown in the statement of income and expense. As of December 31, 2019, there is $275 in the other assets balance related to the security deposit that was paid at the time the lease was signed. The rent expense, inclusive of the escalating rent payments, is recognized on a straight-line basis over the lease term.

Operating leases are amortized over the lease term and included in expenses in the statement of income and expenses. Variable lease costs are recognized in expenses in the statement of income and expense.

The following table summarizes supplemental information for the Company's operating lease:

Year ended December 31, 2019	Amounts
Weighted-average remaining lease term - (in years)	5.2
Weighted-average discount rate	6.2%

Aggregate future minimum rentals for the Boston space as of December 31, 2019 are as follows:

Year ending December 31,	Amounts
2020	$ 799
2021	1,128
2022	1,147
2023	1,166
2024 and thereafter	1,384
Total	$ 5,623

The following table summarizes the presentation of the Company's operating leases in its balance sheet (in thousands):

Leases	Classification	Amounts as of December 31, 2019
Assets		
Operating lease assets	Right of use asset	$ 1,034
Total lease assets		$ 1,034
Liabilities		
Current		
Operating	Operating lease liability	$ 177
Noncurrent		
Operating	Operating lease liability	912
Total lease liabilities		$ 1,089

9. Related Party Contracts and Transactions

The Company has entered into several agreements with TMX, BOX Market, BOX Technology, and BOX Digital Markets to provide certain administrative, regulatory, consulting and technical and

Notes to Financial Statements (in thousands of dollars)

operational services for certain software and computer hardware equipment and maintain and support certain data transmissions and other services.

TMX

TMX, a member of the company, provides the Company with certain software and computer hardware equipment, maintenance of software, certain data transmission support and other services under the operational services agreement.

During the year the Company recognized professional fees to TMX of $728 under the technical and operational expense line item on the statement of income and expense. Fixed assets purchased from TMX are outlined in Note 3. Amounts owed to TMX as of December 31, 2019 of $27 are reflected in accounts payable and accrued expenses on the balance sheet.

BOX Market

The Company has a Facility Services Agreement with BOX Market to provide it with an SRO structure and ongoing oversight of the market operations as well as regulatory functions. All transaction fees earned by BOX Market are billed and collected by the Company and subsequently remitted to BOX Market. Amounts payable to BOX Market as of December 31, 2019 of $10,483 are included in accounts payable and accrued expenses on the balance sheet.

The Company has an Administrative Services Agreement (ASA) with BOX Market where the Company provides certain support services such as accounting/finance, legal, human resources, communications and administrative support to BOX Market. During fiscal year 2019, BOX Market charged the Company $30 in interest expense related to the intercompany note payable which is due on December 31, 2020, while the Company charged $100 for the ASA services outlined above. BOX Market also sought reimbursement for $2,437 from the Company for transactions paid for by BOX Market on behalf of the Company. The Company charged BOX Market $581 during 2019 for charges paid by the Company on behalf of BOX Market. A receivable from BOX Market of $178 was recorded in accounts receivable, as of December 31, 2019.

BOX Digital

The Company has an Administrative Services Agreement (ASA) with BOX Digital for the Company to provide certain professional services and resources to support the operations of BOX Digital. In relation to the ASA agreement, the Company sought reimbursement for personnel wages in relation to work performed on behalf of BOX Digital. These ASA charges totaled $69. The Company also sought reimbursement for $68 from BOX Digital for transactions paid by the Company. As of December 31, 2019, $10 was recorded in Account receivable in relation to chargebacks to BOX Digital. BOX Digital sought reimbursement for workspace chargebacks from the Company in the amount of $7, which was recorded in Accounts payable as of December 31, 2019.

BSTX

Boston Security Token Exchange (BSTX) is a joint venture between BOX Digital Markets and tZERO Group, Inc. to become the first regulated exchange for trading security token. The Company has an Administrative Services Agreement (ASA) with BSTX for the Company to provide certain professional services and resources to support the operations of BSTX. In relation to the ASA agreement, the Company sought reimbursement for personnel wages in relation to work

Notes to Financial Statements (in thousands of dollars)

performed on behalf of BSTX. For the year ended December 31, 2019, these ASA charges totaled $155.

The Company also sought reimbursement for $113 from BSTX for transactions paid by the Company. As of December 31, 2019, $40 was recorded in Account receivable in relation to ASA and reimbursement charges to BSTX. BSTX sought reimbursement for expenses paid in behalf of the Company in the amount of $166, of which $147 was recorded in Accounts payable as of December 31, 2019.

BOX Technology

In 2019, BOX Technology was organized with the intent to provide certain technology-related services around software, computer hardware equipment, certain data transmission support, and other services under the operational services agreement. BOX Technology charged the Company $1,130 for these various services during fiscal year 2019. Amounts owed to BOX Technology as of December 31, 2019 of $89 are reflected in accounts payable and accrued expense on the balance sheet.

The Company has an Administrative Services Agreement (ASA) with BOX Technology for the Company to provide certain professional services and resources to support the operations of BOX Technology. In relation to the ASA agreement, the Company charged BOX Tech $55 during 2019 for these services. The Company also sought reimbursement for charges it had on behalf of BOX Technology in the amount of $68 with $26 being owed to the Company as of December 31, 2019.

Notes to Financial Statements (in thousands of dollars)

10. Members' Equity

As of December 31, 2019, the Company has two classes of LLC Membership Units outstanding. One class of units has voting rights and the other class of units has economic rights. The number of units issued for both voting and economic rights as of December 31, 2019 are 100,000, with 83,886 units of each type outstanding. There were no movements in units during the year.

11. Subsequent Events

The Company has evaluated subsequent events through June 29, 2020, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the financial statements other than noted below.

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security (CARES) Act." The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. We continue to examine the impact that the CARES Act may have on the Company. Currently, we are unable to determine the impact that the CARES Act will have on our financial condition, results of operation, or liquidity.

Amendment to:

Exhibit K

Request:
This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit K is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit K as set forth below.

Response:

MX US 2, Inc.

1. MX US 2, Inc.
2. LLC Member
3. May 10, 2012
4. 40% Equity interest; 20% Voting interest
5. This entity has "control" of the applicant as defined in the instructions to this Form.

IB Exchange Corporation

1. IB Exchange Corporation
2. LLC Member
3. May 10, 2012
4. 20% Equity interest; 20% Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citadel Securities Principal Investments LLC

1. Citadel Securities LLC
2. LLC Member
3. May 10, 2012
4. Less than 20% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

Citigroup Financial Products Inc.

1. Citigroup Financial Products
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

CSFB Next Fund Inc.

1. CSFB Next Fund Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

LabMorgan Corp.

1. LabMorgan Corp.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

UBS Americas Inc.

1. UBS Americas Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

Amendment to:

Exhibit M

Request:
Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be “primarily engaged” in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit M is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit M as set forth below.

Response:

A list of BOX Options Participants, including the requested information, is attached hereto as Exhibit M-1.

Exhibit M-1 – BOX Options Participants

BOX Exchange LLC Form 1 Amendment No. 37
Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
ABN AMRO CLEARING CHICAGO LLC	05/07/12	175 W. Jackson Blvd., Suite 2050, Chicago, IL 60604	312-604-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
APEX CLEARING CORPORATION	06/06/12	One Dallas Center, 350 N. St. Paul, Suite 1300, Dallas, TX 75201	214-765-1055	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
AXOS CLEARING LLC (f/k/a COR CLEARING)	05/07/12	1299 Farnum Street, Suite 800, Omaha, NE 68102	402 384-6100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BARCLAYS CAPITAL INC.	05/07/12	745 7th Avenue, New York, NY 10019	212-526-7000	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
BELVEDERE TRADING LLC	05/07/12	10 S. Riverside Plaza, Suite 2100, Chicago, IL 60606	312-893-3750	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BMO CAPITAL MARKETS CORP	05/09/12	3 Times Square, New York, NY 10036	212-885-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BNP PARIBAS SECURITIES CORP	05/07/12	787 Seventh Avenue, New York, NY 10019	212-841-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BOFA SECURITIES INC	09/06/18	One Bryant Park, New York, NY 10036	212-670-0454	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITADEL SECURITIES LLC	05/07/12	131 South Dearborn Street, 32nd Floor, Chicago, IL 60603	312-395-2100	Rule 2040(a) restricts participation on BOX.	Market Maker Electornic and Order Flow Provider, and Trading Floor Floor Broker	See Previous Column
CITIGROUP DERIVATIVES MARKETS INC	05/07/12	130 Cheshire Lane, Suite 102, Minnetonka, MN 55305	952-475-5530	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITIGROUP GLOBAL MARKETS INC	05/01/19	388 Greenwich Street, Tower Building, New York, NY 10013	716-730-8446	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CREDIT SUISSE SECURITIES (USA) LLC	05/07/12	11 Madison Avenue, New York, NY 10010	212-325-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
D & D SECURITIES INC.	06/01/20	703 N. Jerome Avenue, Margate City, NJ 08402	609-226-7672	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Exchange LLC Form 1 Amendment No. 37
Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
DASH FINANCIAL TECHNOLOGIES LLC	05/07/12	311 S. Wacker Drive, Ste. 1000, Chicago, IL 60606	312-986-2006	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DEUTSCHE BANK SECURITIES INC.	05/07/12	60 Wall Street, New York, NY 10005	212-250-2500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DRW SECURITIES, LLC	06/06/18	540 West Madison Street, Suite 2500, Chicago, IL 60661	312-542-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GLOBAL EXECUTION BROKERS, LP	05/07/12	401 City Avenue, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN, SACHS & CO., LLC	05/07/12	200 West Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GROUP ONE TRADING, L.P.	10/05/16	440 S. LaSalle Street, Suite 3400, Chicago, IL 60605	312-347-8864	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
GTS SECURITIES LLC	02/11/20	545 Madison Avenue, New York, NY 10022	212-715-5901	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
IMC FINANCIAL MARKETS, LLC	01/01/14	233 S. Wacker Drive, #4300, Chicago, IL 60606	312-244-3300	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
INSTINET, LLC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-310-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INTERACTIVE BROKERS LLC	05/07/12	One Pickwick Plaza, 2nd Floor, Greenwich, CT 06830	203-618-5710	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN SECURITIES LLC	05/07/12	383 Madison Avenue, New York, NY 10179	212-272-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET CAPITAL, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET OPTIONS, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
JEFFERIES LLC	05/07/12	520 Madison Avenue, New York, NY 10022	212-284-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LEK SECURITIES CORPORATION	05/07/12	1 Liberty Plaza, 165 Broadway, 52nd Floor, New York, NY 10006	212-509-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MATRIX EXECUTIONS LLC	05/07/12	135 S. LaSalle, Suite 3900, Chicago, IL 60603	312-334-8040	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor - Floor Broker	See Previous Column
MERRILL LYNCH PROFESSIONAL CLEARING CORP	05/07/12	One Bryant Park, 6th Floor, NY1-100-06-01, New York, NY 10036	646-743-1295	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MORGAN STANLEY & CO. LLC	05/07/12	1585 Broadway, New York, NY 10036	212-761-4000	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
NATIONAL FINANCIAL SERVICES LLC	05/07/12	200 Seaport Blvd., Boston, MA 02110	617-563-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NOMURA SECURITIES INTERNATIONAL, INC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-667-9000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PEAK6 CAPITAL MANAGEMENT LLC	05/07/12	141 W. Jackson Blvd., Suite 500, Chicago, IL 60604	312-444-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PERSHING LLC	05/07/12	1 Pershing Plaza, Jersey City, NJ 07399	201-413-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RBC CAPITAL MARKETS, LLC	05/07/12	3 World Financial Center, 200 Vesey Street, New York, NY 10281	212-858-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RONIN PROFESSIONAL LLC	05/07/12	350 North Orleans, 2N, Chicago, IL 60654	312-244-5400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SG AMERICAS SECURITIES, LLC	05/07/12	245 Park Avenue, New York, NY 10167	212-278-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SIMPLEX TRADING, LLC	08/05/16	230 S. LaSalle Street, Suite 4-100, Chicago, IL 60604	312-360-2440	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
SRT SECURITIES, LLC	12/17/19	1120 Avenue of the Americas, Ste. 1512, New York, NY 10036	212-207-3470	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor - Floor Broker	See Previous Column
SUSQUEHANNA SECURITIES LLC	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider, and Trading Floor Market Maker	See Previous Column
TWO SIGMA SECURITIES LLC	08/02/17	101 Avenue of the Americas, 19th Floor, New York, NY 10013	212-625-5700	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
UBS FINANCIAL SERVICES INC	05/09/12	1200 Harbor Blvd., Weehawken, NJ 07086	201-352-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
UBS SECURITIES LLC	05/07/12	1285 Avenue of the Americas, New York, NY 10019	203-719-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VOLANT EXECUTION LLC	05/07/12	233 S. Wacker Drive, #4040, Chicago, IL 60606	646-804-7975	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VOLANT LIQUIDITY LLC	05/07/12	250 Vesey Street, Suite 2601, New York, NY 10281	646-804-7900	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
WALLEYE TRADING LLC	05/07/12	2800 Niagra Lane North, Plymouth, MN 55447	952 345-6611	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WEDBUSH SECURITIES INC.	05/07/12	1000 Wilshire Blvd, Suite 900, Attn: Business Conduct, Los Angeles, CA 90017	213-688-8090	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WELLS FARGO SECURITIES, LLC	05/07/12	550 S. Tryon Street, 6th Floor, D1086-060, Charlotte, NC 28202	704-410-1913	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE EXECUTION SERVICES, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor - Floor Broker	See Previous Column
WOLVERINE TRADING, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column

Amendment to:

Exhibit N

Request:
Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit N is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit N as set forth below.

Response:

The Exchange trades only equity and index options which are listed on other exchanges and cleared by the Options Clearing Corporation ("OCC'). For a description of the criteria used to determine what securities may be traded on the Exchange, please refer to Exchange Rules 5020 - 5030, 6020, and 6090.

As of May 26, 2020, BOX Exchange LLC lists a total of 2,492 classes. The total number of classes listed for trading and a downloadable list of Current BOX Options Classes Listing are continuously available on the Exchange's website at the following address: https://boxoptions.com/resources/options-classes-listed/. The Exchange certifies that the information available at the above location is accurate as of its date.